Exhibit 2

                                              Gary R. Dowell
                                              1720 Content Lane
                                              Reisterstown, MD  21136

May 30, 2001

Peggy Stewart
President
WHG Bancshares Corporation
1505 York Road
Lutherville, MD  21093-5651

Dear Peggy:

     As a five percent shareholder in WHG Bancshares (WHGB), I have requested a seat on the Boards of WHGB and its subsidiary Heritage Savings Bank, FSB. As previously discussed, I would like to work within WHGB to improve it's earnings and enhance shareholder value.

     At our May 7, 2001 meeting in your office, it was decided that you would consider my request and respond back to me. Since I did not hear from you following the May Board meeting, I called you on May 29th. You did not return this call. I called again on May 30th and this call was returned. As I stated during this call, there does not seem to be a time frame to respond to my request and you could not provide one to me. It does not appear that my request is moving forward.

     As a result of your inaction, I would like a response to my request for a Board seat no later than June 30, 2001. If you do not respond by this date, I will have no choice but to consider this a denial of my request for a Board seat.

     I have enclosed my resume per your request. If any additional information is required, feel free to call me at 410-833-9111.

Sincerely,


/s/ Gary R. Dowell
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Gary R. Dowell